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September 30, 2009

VIA EDGAR FILE
Michael Clampitt
Senior Attorney
Financial Services Group
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

RE:	Pro Financial Holdings, Inc.
Post Effective Amendment No. 3 to Registration Statement on Form S-1
Filed September 24, 2009
File No. 333-141191

Dear Mr. Clampitt:

We have received your comment pertaining to the above referenced Post Effective Amendment filing and offer the following responses on behalf of Pro Financial Holdings, Inc.:

Registration Statement on Form S-1 filed September 24, 2009

1.
We note your response to comment 3 of our letter dated September 21, 2009.  Issuer financial statements audited by a nonregistered firm are considered to be “not audited,” and any 10-K, proxy statement, or registration statement containing or incorporating by reference such financial statements is deemed substantially deficient.

Pro Financial Holdings financial statements for the years and periods ended December 31, 2007 and 2008 were audited by James D.A. Holley & Co., P.A. (“Holley & Co.”) of Tallahassee, Florida.  Holley & Co., prior to the formation of the Public Company Accounting Oversight Board (“PCAOB”) established by the Sarbanes-Oxley Act of 2002, were members of the SEC Practice Section of the AICPA.  They registered with the PCAOB as soon as they were able to do so in 2003.  They remained continuously registered with the PCAOB until their voluntary withdrawal from registration request was deemed effective on September 22, 2009.

Michael Clampitt
September 30, 2009

PCAOB Rule 2107(b) states in part as follows:

(b) Form 1-WD

(1) A request for leave to withdraw shall be filed on Form 1-WD in accordance with the instructions contained therein. A completed Form 1-WD shall include, among other things, a statement signed by an authorized partner or officer of the firm certifying that the firm is not currently, and will not during the pendency of its request for leave to withdraw be, engaged in the preparation or issuance of, or playing a substantial role in the preparation or furnishing of, an audit report, other than to issue a consent to the use of an audit report for a prior period (emphasis added).

Therefore, because Holley and Company was properly registered with the PCAOB at all times during which it certified the financial statements of Pro Financial, these statements may be included in the post-effective amendment and Holley and Company may consent to the use of those statements therein.

As previously stated, Pro Financial Holdings will engage an auditor registered with the PCAO Board to conduct an audit of its financial statements for the year ended December 31, 2009.

We trust the foregoing properly responds to your comments. Should you have any questions or additional comments, please call me or Rob Angerer at (850) 878-2411.

Sincerely,

IGLER & DOUGHERTY, P.A.

/s/ H.D. Haughton

Herbert D. Haughton